UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 000-28508

Flamel Technologies, S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Preliminary Unaudited Financial Results for the Quarter and Fiscal Year Ended December 31, 2013

Flamel Technologies, S.A. (“we,” “us,” “our” and “Flamel”) is in the process of finalizing its financial statements for the year ended December 31, 2013. The following presents selected preliminary unaudited financial results for the quarters and full fiscal years ended December 31, 2013 and 2012. Because Flamel has not yet issued its audited consolidated financial statements for the year ended December 31, 2013 and has not yet filed its Annual Report on Form 20-F for 2013, we caution you that the selected financial data shown below does not represent comprehensive financial statements prepared in accordance with Regulation S-X. As such, these preliminary results for the periods indicated are subject to risks and uncertainties and may change.

Based on our current expectations with respect to the sales of products and the anticipated timeline for receipt of regulatory approvals for products under development, we anticipate being cash flow positive by the end of 2014.

	Three months ended December 31,		Year ended December 31,
	2012	2013	2012	2013
	(Unaudited; amounts in thousands, except per share data)
Revenue:
License and research revenue	$3,450	$2,434	$9,324	$6,549
Product sales and services	2,163	2,149	9,657	8,951
Other revenues	1,697	1,595	7,120	6,942
Total revenue	7,310	6,177	26,101	22,442
Costs and expenses:
Cost of goods and services sold	(1,495)	(335)	(5,860)	(4,349)
Research and development	(6,162)	(4,173)	(26,115)	(26,686)
Selling, general and administrative	(2,950)	(5,184)	(14,153)	(13,306)
Fair value remeasurement of acquisition liabilities	14,871	4,507	18,834	(28,135)
Impairment of assets	(7,170)		(7,170)
Total	(2,906)	(5,185)	(34,464)	(72,476)

Profit (loss) from operations	4,404	992	(8,363)	(50,034)

Interest income (loss), net	98	(599)	511	(2,356)
Interest expense on the debt related to the Royalty agreement	-	38	-	(1,990)
Foreign exchange gain (loss)	(108)	(118)	(180)	(288)
Other Income (loss)	11	41	102	573
Income (loss) before income taxes	4,405	354	(7,930)	(54,095)
Income tax benefit (expense)	4,697	4,772	4,702	11,170
Net income (loss)	$9,102	$5,126	($3,228)	($42,925)

Earnings (loss) per share:
Basic	$0.36	$0.20	($0.13)	($1.69)
Diluted	$0.36	$0.20	($0.13)	($1.69)
Weighted average number of shares outstanding:
Basic	25,213	25,496	25,135	25,449
Diluted	25,314	25,824	25,135	25,449

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The information furnished in this Report on Form 6-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Act of 1933, as amended (the “Act”), nor shall it be deemed incorporated by reference in any filing under the Act.

Cautionary Note Regarding Forward Looking Statements

This Report on Form 6-K contains forward-looking statements, including those regarding expectations for future cash flows. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words “will,” “may,” “believe,” “expect,” “anticipate,” “estimate,” “project,” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks that may be beyond our control, and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Factors that could cause actual results to differ from expectations include, among others:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly;
•	our revenues from our drug delivery technology business depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies;
•	although products that incorporate our drug delivery technologies and development products acquired in connection with our acquisition of Éclat Pharmaceuticals, LLC (“Éclat”) may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons;
•	products that we bring to market, including Bloxiverz™, may not be as successful as anticipated;
•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments;
•	we must comply with various covenants and obligations under our debt agreements, and our failure to do so could adversely affect our ability to operate our business, develop our product portfolio or pursue certain opportunities;
•	we depend upon a single site to manufacture our drug delivery products, and any interruption of operations could have a material adverse effect on our business;
•	we depend upon a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient supplies could interrupt our production process and could have a material adverse effect on our business;
•	if our competitors develop and market technologies or products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be diminished or eliminated;
•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive;
•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage;
•	even if we and our partners obtain necessary regulatory approvals, our products and technologies may not gain market acceptance;
•	our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products;

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•	third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims;
•	we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business;
•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected;
•	healthcare reform and restrictions on reimbursements may limit our financial returns;
•	fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may clause fluctuations in our financial results;
•	products that incorporate our drug delivery technologies and development products acquired from Éclat are subject to regulatory approval. If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected;
•	we are subject to federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business;
•	companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet strict regulatory requirements could adversely affect our business;
•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies;
•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages;
•	we may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of pipeline products;
•	if we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner;
•	the price of our ordinary shares, in the form of ADSs, has been volatile and may continue to be volatile;
•	because we have had limited commercial sales, investors in our shares may have difficulty evaluating our prospects;
•	if we are not profitable in the future, the value of our shares may fall;
•	our operating results may fluctuate, which may adversely affect our share price;
•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future;
•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company; and
•	those risks set forth under the heading “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2012 and in other filings we make from time to time with the Securities and Exchange Commission.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Except as required by law, we undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: March 6, 2014	/s/ Michael S. Anderson
Michael S. Anderson Chief Executive Officer

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